Exhibit (e)(27)

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (the “Agreement”) shall be effective as of November 16, 2007 between Interpark Corporation (“Interpark”) and Gmarket Inc. (“Gmarket” or “Indemnitee”).

WHEREAS, Interpark and Mr. Ki-Hyung Lee (together with Interpark, the “Shareholders”) are seeking to sell 18,215,400 shares of common stock of Gmarket (such proposed sale transaction, the “Proposed Transaction”);

WHEREAS, certain investors (the “Proposed Investors”) that are interested in entering into the Proposed Transaction have requested Gmarket to provide certain proprietary information (such “Gmarket Proprietary Information” as provided by Gmarket, in its sole discretion, to the Proposed Investors under, and as defined by, the terms of separate non-disclosure letter agreements among Gmarket, each such Proposed Investor and the Shareholders (the “Gmarket Proprietary Information”);

WHEREAS, while both Interpark and Gmarket recognize Gmarket would have sole discretion to provide such Gmarket Proprietary Information, and in no event is expected to act in any way that may be construed as a breach or a violation of the securities laws of the United States, Korea or other relevant jurisdiction and any other applicable laws, both parties recognize the prevalence of securities and corporate litigation in general and the risk that litigation, threat of litigation and other claims or actions may be asserted against Gmarket in connection with the Proposed Transaction; and

WHEREAS, in recognition of Gmarket’s request for protection against certain liabilities arising from Gmarket’s provision of Gmarket Proprietary Information described hereunder, Interpark wishes to provide in this Agreement for the indemnification of and the advancement of expenses to the Indemnitees to the fullest extent permitted by law and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises made, and for other good and valuable consideration, receipt of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto do hereby covenant and agree as follows:

ARTICLE I

Rights of Indemnification

Section 1.1. Indemnification. Interpark shall, to the fullest extent permitted by law, defend, indemnify and hold harmless Gmarket, its affiliates, its respective officers, directors, employees, agents, advisers and representatives (collectively, the “Indemnitees”) from and against, and pay or reimburse the Indemnitees for, any and all damage, loss, liability, and expense (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’ and accountants’ fees and expenses in connection with any threatened, pending or completed action, claim, cease and desist letter, demand, suit, arbitration, inquiry, citation, summons, subpoena or proceeding, whether civil, criminal, administrative, regulatory, investigative or otherwise (including an action by or in the right of the Shareholders) and whether formal or informal, in law or in equity (each, a “Proceeding”) and any incidental, indirect or consequential damages, losses, liabilities or expenses that are proven in accordance with the rules of evidence under applicable law), whether or not involving a third party claim (collectively, “Losses”) suffered by any Indemnitee resulting from, arising out of, or in connection with the provision of the Gmarket Proprietary Information or any other assistance, acts or omissions taken by Gmarket reasonably related thereto, whether or not directly or indirectly requested by any of the Shareholders or Proposed Investors, and whether or not the Proposed Transaction ultimately closes.

Section 1.2. Advancement of Expenses; Exceptions to Indemnification and Expenses. Interpark hereby agrees to pay in full within 30 days of the Indemnitee’s presentation of a claim for which such Indemnitee is entitled to indemnification or advancement of expenses under this Agreement, failing which the Indemnitee may file suit against Interpark to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to recover the expense of bringing such claim; provided, however, that if such Indemnitee is subsequently found pursuant to a final and binding judgment rendered by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification or advancement of expenses, such Indemnitee will promptly (and in any event within 30 days of such determination) repay such amounts to Interpark, failing which Interpark shall be entitled to also recover the expense of bringing any claim to recover such amounts. Notwithstanding anything to the contrary contained in this Agreement, Interpark shall not have any obligation to indemnify any Indemnitee from and against any Loss that may be asserted against or suffered or incurred by such Indemnitee or advance any expenses (i) if Interpark is prohibited under applicable law from indemnifying such Indemnitee for such Loss or (ii) upon a finding, in the form of a final and binding judgment rendered by a court of competent jurisdiction, that such Loss arose out of the bad faith, willful misconduct, gross negligence or fraud by any Indemnitee.

Section 1.3. Cooperation and Compliance. Gmarket and Interpark agree to consult and cooperate with each other in ensuring that the parties comply with, and each of Gmarket and Interpark covenants to each other that it will comply with, all United States, Korean or other applicable securities or other laws, including in connection with the Proposed Transaction.

Section 1.4. Nonexclusivity of Rights. The rights conferred on the Indemnitees by this Agreement shall be without prejudice to and shall not be exclusive of any other rights or remedies which the Indemnitees may have or hereafter acquire under any laws or regulations of any jurisdiction, by contract or otherwise.

ARTICLE II

General

Section 2.1. Interpretation. The termination of any claim, action, suit or proceeding by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitees’ activities were at the time taken known or believed by the Indemnitee to be clearly in conflict with the best interests of Interpark, or that a court has determined that indemnification is not permitted. The knowledge and/or actions, or failure to act, of any director, officer, agent, fiduciary or employee of Interpark shall not be imputed to the Indemnitees for purposes of determining the right to indemnification under this Agreement.

Section 2.2. Contribution. In the event the indemnification provided for in Article 1 of this Agreement is unavailable for any reason to the Indemnitees in connection with any Proceeding, Interpark, in lieu of indemnifying the Indemnitees, shall contribute to the expenses actually and reasonably incurred by the Indemnitees in such proportion as deemed fair and reasonable, in light of all the circumstances of the Proceeding giving rise to such Losses, in order to reflect (i) the relative benefits received by Interpark and the Indemnitees as a result of the event(s) and/or transaction(s) giving rise to such Proceeding, and (ii) the relative fault of each.

Section 2.3. Notice of Proceedings; Defense of Claim. Gmarket agrees promptly to notify Interpark in writing upon any of the Indemnitees being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification or advancement of expenses covered hereunder. Notwithstanding any other provision of this Agreement, with respect to any such Proceeding of which Gmarket notifies Interpark, (a) Interpark shall be entitled to participate therein at its own expense; (b) except as provided in this Section, to the extent that it may wish, Interpark, jointly with any other indemnifying party similarly notified, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitees; and (c) if Interpark has assumed the defense of a Proceeding,

Interpark shall not be liable to indemnify the Indemnitees under this Agreement for any amounts paid in settlement of any Proceeding effected without Interpark’s written consent. Interpark shall not settle any Proceeding in any manner that would involve an admission of guilt or wrongful conduct by the Indemnitees, or impose any penalty, prohibition, restriction or limitation on, or disclosure obligation with respect to, the Indemnitees without Gmarket’s prior written consent. Neither Interpark nor the Indemnitees will unreasonably withhold its consent to any proposed settlement.

Section 2.4. Termination. This Agreement shall be effective from the date hereof and shall terminate on the second anniversary of the earlier of (i) the closing of the Proposed Transaction or (ii) the date on which the Shareholders notify Gmarket that the Shareholders are no longer pursuing the Proposed Transaction (the “Termination Date”), and any claims under this Agreement must be made prior to the Termination Date; provided, however, the terms of this Agreement will remain effective with respect to any such claims that have been made prior to the Termination Date until such claims have been finally settled or otherwise resolved.

Section 2.5. Binding Effect; Survival. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns (including any direct or indirect successor by purchase, merger or consolidation or otherwise to all or substantially all of the business and/or assets of Interpark), spouses, heirs, executors and personal and legal representatives.

Section 2.6. Amendments. This Agreement may not be amended, added to, altered or repealed except by written instrument signed by each of the parties hereto.

Section 2.7. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such term, provision or covenant shall, as to such jurisdiction, be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision shall, as to such jurisdiction, be deemed to be severed from this Agreement and any such invalidity, illegality or unenforceability with respect to such provision shall not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 2.8. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon delivery if delivered by hand and received by the party to whom said notice or other communication shall have been directed, or (ii) on the third business day after mailing if mailed by certified or registered mail with postage prepaid to either party’s corporate headquarters, or such other address as may have been furnished in writing to Gmarket by Interpark or to Interpark by Gmarket, as the case maybe.

Section 2.9. Confidentiality. The parties agree the terms of this Agreement are confidential and will remain the sole and exclusive property of the parties. Each party shall not disclose to any third party, without the other party’s written consent, any contents of this Agreement, except as otherwise permitted hereunder, or as required by any regulatory authorities or court orders or in any proceeding for a breach of this Agreement.

Section 2.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea and the Seoul District courts shall have exclusive jurisdiction for the resolution of any disputes in connection with this Agreement.

Section 2.11. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 2.12. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of November 16, 2007.

Interpark Corporation		Gmarket Inc.

/s/ K.H. Lee		/s/ Y.B. Ku
By:	Ki-Hyung Lee	By:	Young Bae Ku
Title:	Chairman & CEO	Title:	CEO

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